Exhibit 99.1
CAESARSTONE ANNOUNCES THE APPOINTMENT OF YUVAL DAGIM AS CHIEF EXECUTIVE OFFICER

MP MENASHE, Israel--(BUSINESS WIRE)--July 6, 2018-- Caesarstone Ltd. (NASDAQ:CSTE), a manufacturer of high quality engineered quartz surfaces, today announced the appointment of Mr. Yuval Dagim as the Company's new Chief Executive Officer. Mr. Dagim's exact starting date will be announced shortly.

Yuval holds vast experience in global business and leadership across multiple industries, including building materials, consumer products and construction. During his 28-year career, he has successfully spearheaded numerous organizational enhancements and global business developments at several companies.

Dr. Ariel Halperin, Chairman of the Board, commented, "I am delighted to welcome Yuval, who brings a wealth of experience to our executive ranks. Yuval is a proven leader. In particular, his multi-industry experience in managing and growing branded products on multiple continents provides an exceptional fit for Caesarstone. We look forward to Yuval leveraging our global operating platform, powerful brand and innovative products to continue to enhance shareholder value."

Yuval was most recently the CEO of Shikun & Binui Ltd.  (TASE:  SKBN.TA), a global construction and infrastructure company headquartered in Israel. His previous positions include Managing Director at Kimberly Clark Israel, Australia and New Zealand, where he achieved a strong track record of advancing global processes, supply chain and marketing of branded products, along with a profound expertise in heading international organizations. He also served as Managing Director of Quarry Products at Hanson UK in Great Britain, where he gained extensive experience in construction materials and oversaw thousands of employees across several countries.

Mr. Dagim stated, "I am excited to join the Company at this stage of its evolution. Caesarstone's unparalleled brand of premier engineered quartz products has made it one of the most recognizable interior surfaces in the world. I look forward to working with the leadership team and employees at Caesarstone to drive the business forward while continuing to introduce cutting-edge products, promote the brand and expand customer relationships."

Yuval will replace Interim CEO, Yair Averbuch, who is in the final stages of completing his previously announced departure. "We sincerely thank Yair for his leadership role as interim CEO during the past several months and his dedicated service to our Company over the past eight years," stated Dr. Halperin.

About Caesarstone

Caesarstone manufactures high quality engineered quartz surfaces, which are used in both residential and commercial buildings as countertops, vanities, wall cladding, floors and other interior surfaces. The wide variety of colors, styles, designs and textures of Caesarstone® products, along with Caesarstone's inherent characteristics such as hardness, non-porous, scratch and stain resistance and durability, provide consumers with excellent surfaces for their internal spaces which are highly competitive to granite, manufactured solid surfaces and laminate, as well as to other engineered quartz surfaces. Caesarstone's three collections of products — Classico, Supernatural and Concetto — are available in over 50 countries around the world. For more information about the Company, please visit our website www.caesarstone.com. (CSTE-E).

Forward-Looking Statements

Information provided in this press release may contain statements relating to current expectations, estimates, forecasts and projections about future events that are "forward-looking statements" as defined in the Private Securities Litigation Reform Act of 1995. These forward-looking statements generally relate to the Company's plans, objectives and expectations for future operations, including its projected results of operations and the expected timing of expanding its manufacturing facilities. These forward-looking statements are based upon management's current estimates and projections of future results or trends. Actual results may differ materially from those projected as a result of certain risks and uncertainties. These factors include, but are not limited to: the strength of the home renovation and construction sectors; economic conditions within any of our key existing markets; actions by our competitors; changes in raw material prices, particularly polymer resins and pigments; fluctuations in currency exchange rates; the success of our expansion efforts in the United States; the outcome of silicosis claims and the claim by our former quartz processor; unpredictability of seasonal fluctuations in revenues; delays in manufacturing if our suppliers are unable to supply raw materials; and other factors discussed under the heading "Risk Factors" in our most recent annual report on Form 20-F and other documents filed with the Securities and Exchange Commission. These forward-looking statements are made only as of the date hereof, and the Company undertakes no obligation to update or revise the forward-looking statements, whether as a result of new information, future events or otherwise.

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ICR, Inc.
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